Exhibit 99.1

Caledonia Mining Corporation Plc

Notice of Capital Markets Day

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, July 21, 2026 - Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) will host a Capital Markets Day on Wednesday, September 16, 2026 in New York, USA.

Date: Wednesday, September 16, 2026

Time: 9.30 New York / 14.30 London / 15.30 Harare

Format: In-person or online

Location: Sofitel New York, 45 West 44th Street, 10036 New York, United States

The Capital Markets Day will provide a detailed insight into Caledonia’s long-term growth strategy, operating performance, and the broader mining environment in Zimbabwe. Presentations will include:

•	An update on production performance and operational efficiencies at Blanket Mine
•	Strategic development and funding strategy of the Bilboes gold project
•	Medium- to long-term growth pipeline, including exploration and expansion opportunities
•	Capital allocation priorities and financial outlook
•	Perspectives on Zimbabwe’s mining policy environment and investment climate

To register for the event, please visit: https://caledonia.brrmedia.co.uk/

Presentation materials will be made available on the Company’s website in advance, with a webcast replay made available on our social media channels following the event.

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Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965

Camarco, Financial PR (UK) Elfie Kent Fergus Young	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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